

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2013

Via E-mail
William H. Schmidt, Jr.
General Counsel
Enviva Partners, LP
7200 Wisconsin Ave, Suite 1000
Bethesda, MD 20814

> **Re:** **Enviva Partners, LP**
> **Draft Registration Statement on Form S-1**
> **Submitted December 6, 2013**
> **File No. 377-00391**

Dear Mr. Schmidt:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2. Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

3. Please include all information that is not eligible to be omitted pursuant to Rule 430A in your next amendment. For example, we note that you have omitted information on pages 55-58 relating to the estimated cash available for distribution and you appear to have a placeholder on page 58 for disclosure relating to assumptions and considerations.

4. We note that you have omitted the number of units to be offered, a price range, and related information from your prospectus. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6. Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. Additionally, please note that disclosures in the sales literature should also be included in the prospectus and are required to present a balanced discussion of the risks and rewards of investing in the partnership. Refer to Part 19 of SEC Industry Guide 5.

7. As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be paid to the underwriters has been cleared by FINRA. Prior to the effectiveness of your registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.

8. We encourage you to submit all artwork and exhibits, including your legal opinion, tax opinion, form of underwriting agreement, and partnership agreement with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

Prospectus Cover Page

9. Please revise your prospectus cover page to disclose in the bullet point list of risks that your tax treatment depends on your status as a partnership and if you do not qualify as a partnership, the cash available for distributions will be substantially reduced.

10. Please identify your lead underwriter(s) in your next amendment, or we will defer further review of your registration statement until this information is provided. Refer to Item 501(b)(8) of Regulation S-K.

Industry and Market Data, page v

11. Please provide us with copies of the reports citing the market and industry data you provide throughout your prospectus, marked with page references tracking your disclosures in the filing. Specifically, this includes reports cited to Hawkins Wright, the Department of Energy and Climate Change, the U.S. Forest Service, Forest2Market, and the data in the Industry Overview and Fiber Procurement sections. This also includes your statement on page 6 that more than 60% of Southern U.S. timber resources are owned by individuals and small companies. Additionally, please disclose whether the information in these reports represents the most recently available data and, therefore, remains reliable. Please also disclose whether you funded or were otherwise affiliated with the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. We may have additional comments after we review your response.

Summary, page 1

Enviva Partners, LP, page 1

Overview, page 1

12. In the first sentence, you state that you "are the world's largest supplier of utility-grade wood pellets to major power generators." Here and throughout the prospectus, please disclose the measure or measures (e.g., volume, sales, etc.) by which you are the world's largest supplier. In addition, please provide us with supplemental support for this statement, as well as the statement in the first paragraph that your existing production constitutes 14% of current global utility-grade wood pellet supply and the statement on page 2 that your 1.6 million MTPY production capacity represents approximately 17% of total European market demand.

Our Assets and Operations, page 2

13. In note (2) to the table on page 2, you state that the relevant annual production amount represents expected annual production following ramp-up of operations. Please disclose when you expect to finalize such ramp-up of operations. Please make similar disclosures throughout the prospectus, including Management's Discussion and Analysis and Business sections.

Formation Transactions and Partnership Structure, page 9

14. In the first bullet point, you state that your "sponsor will contribute Enviva, LP and its general partner" to you. Please clarify this statement as your other disclosures and the organization chart on page 10 appear to indicate that the sponsor will contribute Enviva, LP and its subsidiaries, not its general partner, to you.

Organizational Structure, page 10

15. Please either move the organization chart toward the beginning of the prospectus summary or provide a cross reference to the chart at the beginning of the prospectus summary. In this regard, we note there are many entities discussed in the pages preceding the organization chart, and it may facilitate investors' understanding if they are able to see or know to refer to the organization chart early in the prospectus summary.

Risk Factors, page 21

Risks Inherent in Our Business, page 21

Our level of indebtedness may increase and reduce our financial flexibility, page 29

16. In this risk factor, you state that you currently have a $120.0 million senior secured credit facility. Please also disclose the level of your outstanding indebtedness.

Use of Proceeds, page 47

17. We note that you intend to use the proceeds from this offering to reimburse capital expenditures of and pay a distribution to your sponsor. Please disclose the approximate amount intended to be used to reimburse capital expenditures and the approximate amount intended to be a distribution. In addition, for any material amount of proceeds used to reimburse capital expenditures incurred within one year, please describe such capital expenditures. Refer to Item 504 of Regulation S-K and Instruction 4 thereto.

Cash Distribution Policy and Restrictions on Distributions, page 51

General, page 51

Our Cash Distribution Policy, page 51

18. You state that the board of directors of your general partner will adopt a cash distribution policy to the extent you have sufficient cash after the establishment of cash reserves and the payment of your expenses. We note in the penultimate bullet point on page 51 that your general partner will have the authority to establish and to change the amount of required cash reserves and that your partnership agreement does not set a limit on the

amount of cash reserves that your general partner may establish. If, however, there is currently an established amount for cash reserves, please disclose such amount. Please also disclose what you consider sufficient cash, as well as the nature and approximate amount of expenses to be paid.

Unaudited Pro Forma Cash Available for Distribution . . . , page 54

19. You state that you would have been unable to pay any distributions on your common and subordinated units for the year ended December 31, 2012 and the twelve months ended September 30, 2013. Please specify the amount of deficiency for each quarter.

20. Please continue to provide updated pro forma cash available for distribution in future amendments as the information becomes available. We note your forecast period for estimated cash available for distribution begins as of April 1, 2014. Prior to effectiveness, please ensure that you have provided disclosure of pro forma cash available for distribution through the period ended March 31, 2014.

Estimated Cash Available for Distribution for the Twelve Months . . . , page 56

21. We note that you intend to present estimated cash available for distribution for the twelve months ending March 31, 2015. Please tell us what consideration you gave to the guidance in Item 10(b)(2) of Regulation S-K to disclose a range of projections for sales and other operating revenue, net income, and estimated cash available for distribution based on varying reasonable assumptions. In addition, as you intend to make quarterly distributions, please provide similar tabular disclosure presenting the next four fiscal quarters individually to demonstrate the projected minimum quarterly distributions for each period, including quantifying any deficiencies. We may have comments on the assumptions and considerations used to generate your forecasts when such assumptions and considerations are included in the registration statement.

How We Make Distributions to Our Partners, page 59

Operating Surplus and Capital Surplus, page 59

General, page 59

22. Here and on page 61, you state that you do not anticipate that you will make any distributions from capital surplus. If known, please disclose the circumstances under which you would potentially make distributions from capital surplus. In addition, you state that if you were to make any distributions from capital surplus, the holder of the incentive distribution rights would generally not participate in any capital surplus distributions. Please clarify under what circumstances such holder might participate in such distributions. For example, if the holder of incentive distribution rights also held

common units, would such holder participate in capital surplus distributions, and if so, to what extent?

<u>Incentive Distribution Right Holders' Right to Reset Incentive Distribution Levels, page 65</u>

23. You state that you anticipate your general partner would exercise its reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit. Please explain how the reset right would facilitate these objectives.

24. On page 68, you state that the holders of your incentive distribution rights will be entitled to cause the target distribution levels to be reset on more than one occasion. Please disclose whether there are any restrictions on the ability to exercise the reset right multiple times. For example, must a certain amount of time pass between each reset?

<u>Management's Discussion and Analysis . . . , page 75</u>

<u>Factors Impacting Comparability of Our Financial Results, page 76</u>

<u>As part of the Reorganization, certain assets and related liabilities . . . , page 78</u>

25. You state that your sponsor estimates the percentage of salary, benefits, third-party costs, office rent, expenses, and any other overhead costs to be provided to you. However, on pages 52 and 158, you state that your general partner will determine the expenses that are allocable to you. Please advise, or revise your disclosures to clarify this apparent inconsistency.

<u>Costs of Conducting our Business, page 79</u>

<u>Cost of Goods Sold, page 79</u>

26. Your disclosure on page 80 identifies certain costs that you believe are subject to inventory capitalization. Your disclosure further indicates that depreciation and amortization are expensed as incurred. Please clarify for us, and in your disclosure, whether or not you are capturing any amount of depreciation and amortization as a component of inventory costs. If you are not, please explain to us the basis for your accounting policy.

<u>Liquidity and Capital Resources, page 86</u>

<u>Senior Secured Credit Facilities, page 89</u>

27. On page 90, you refer to certain covenants and restrictions contained in your credit agreement. In your amendments and in any future periodic filings, please disclose

whether you are in compliance with all material covenants and restrictions associated with your credit facilities. In addition, please provide disclosure of your actual ratios in comparison to your required ratios in financial statement periods where required ratios exist, and to the extent material, disclose the likelihood of your compliance with these covenants and restrictions for the foreseeable future.

Critical Accounting Policies and Estimates, page 93

Asset Impairment Assessments, page 95

Goodwill page 95

28. In the interest of providing readers with better insight into management's judgments in accounting for goodwill, please disclose the following:

- each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

- how you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

- a qualitative and quantitative description of the material assumptions used and a discussion of the uncertainty associated with these key assumptions; and

- how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

To the extent that your reporting unit has an estimated fair value that is not substantially in excess of its carrying value, please provide the following disclosures for your reporting unit:

- disclose the percentage by which fair value exceeds carrying value as of the most-recent step-one test;

- provide a description of the assumptions that drive the estimated fair value;

- provide a discussion of the uncertainty associated with these key assumptions; and

- provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying values for your reporting unit, please disclose that determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Industry Overview, page 96

29. You state that the discussion in this section assumes an exchange rate of 0.62 pound sterling per U.S. dollar and 100 yen per U.S. dollar. Please disclose the dates on which these exchange rates are based.

Business, page 108

30. In this section, please briefly describe the general development of your business, including the formation of Enviva Partners, LP and the Reorganization. Refer to Item 101(a) of Regulation S-K.

Our Assets, page 111

Our Production Plants, page 111

31. Please disclose whether your production plants and other properties (e.g., your port operations and their storage capacities) are adequate for your current needs and capacity and storage requirements. Refer to Item 102 of Regulation S-K and Instruction 1 thereto.

32. On page 113, you state that you purchased a controlling interest in the Wiggins plant in October 2010. Please disclose the percentage of your controlling interest in this plant. In addition, please disclose the actual output for both this plant and the Southampton plant.

Customers, page 115

Other Sales, page 117

33. In the second paragraph, you state that you sold wood pellets in October 2013 to a major Asian trading house, which was the largest delivery of wood pellets to South Korea to date. Please disclose the size of this delivery.

Competition, page 122

34. In this section, please discuss the competitive conditions in your industry, an estimate of the number of competitors, and the principal methods of competition. Refer to Item 101(c)(1)(x) of Regulation S-K.

Management, page 127

Management of Enviva Partners, LP, page 127

35. In the third paragraph, you state that your executive officers will allocate their time between managing your business and affairs and the business and affairs of your sponsor. While you expect the amount of time such executive officers will devote to your business will vary in any given year, you state that your executive officers intend to devote as much time to the management of your business and affairs as is necessary for the proper conduct of your business and affairs. Please revise this sentence as appropriate in light of the possibility that your executive officers' fiduciary duties to your sponsor, along with potential other obligations, may prevent them from devoting as much time to your business and affairs "as is necessary" for the proper conduct of your business and affairs.

Conflicts of Interest and Fiduciary Duties, page 137

Conflicts of Interest, page 137

Our partnership agreement limits the liability of, and replaces the duties . . . , page 139

36. Here and elsewhere in the prospectus, you state that the general partner has a contractual duty to manage you in a manner that it believes is not adverse to your interests. In other parts of the prospectus (e.g., page 138), you state that the directors and officers of your sponsor have a fiduciary duty to make decisions in the best interests of the owners of your sponsor. Given your general partner and sponsor share officers and directors, please disclose the method(s) by which you intend to resolve conflicts arising from situations in which decisions made in the best interests of the owners of your sponsor are adverse to your interests. We note the presumption on page 139 that the general partner acts in good faith, but please disclose the method(s) for reaching such "good faith" decisions. Similarly, please disclose any methods for resolving other conflicts of interest that may arise but are not necessarily in the best interests of your sponsor or adverse to your interests.

We may not choose to retain separate counsel for ourselves . . . , page 140

37. If appropriate, please revise the heading of this subsection to read, "We may choose not to retain separate counsel . . . ." As currently written, the heading may suggest that you do not have the ability to retain separate counsel.

Where You Can Find More Information, page 183

38. In the last paragraph, please disclose whether you will provide limited partners with the annual report within 90 days following the close of your fiscal year and whether the information specified by Form 10-Q will be furnished to limited partners within 45 days after the close of each quarterly fiscal period. Refer to Part 15 of SEC Industry Guide 5.

Audited Financial Statements

Enviva, LP

Note 15 – Goodwill and Other Intangible Assets, page F-50

39. We note you have capitalized certain costs associated with obtaining a pellet contract with a European utility. Please tell us and disclose the nature of the costs you have capitalized. Please also provide us with your basis for concluding that these costs associated with obtaining a supply contract should be capitalized.

Recent Sales of Unregistered Securities, page II-1

40. You refer to the non-economic general partner interest in you issued to Enviva Partners GP, LLC and the 100% limited partner interest in you issued to Enviva Holdings, LP for $1,000. If applicable, please disclose the number of units covered by these interests as well as the portion of the $1,000 attributed to the general partner interest versus the limited partner interest.

Undertakings, page II-2

41. Please remove the Regulation S-K Item 512(a)(6) undertakings regarding the initial distribution of securities as these undertakings are applicable to securities registered pursuant to Securities Act Rule 415.

Index to Exhibits, page II-4

42. Please tell us what consideration you gave to including the cash distribution policy to be adopted by your general partner (see page 59) and the employment agreements with your executive officers (see pages 130-131) as exhibits to the registration statement.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: E. Ramey Layne, Vinson & Elkins LLP (*via e-mail*)